Law Offices of Stephen M. Fleming PLLC
403 MERRICK AVENUE, 2ND FLOOR  EAST MEADOW NY 11554
TEL  516 902 6567   FAX  516 977 1209   WWW.FLEMINGPLLC.COM

March 28, 2008

Peggy Fisher, Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:      NP Capital Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 5, 2008
File No. 333-148155

Dear Ms. Fisher:

This firm is counsel to NP Capital Corp. (the “Company”). Below, please find our responses to your March 18, 2008 comment letter.

Risk Factors, page 5

The current status of our business.... page 6

1.           Please correct the last sentence in this risk factor.

Response

We have revised the risk factor to remove the reference to the “other suppliers”.

We will continue to be dependent..., page 14

2.           We note your changes to the Risk Factors portion of your prospectus in response tocomment 3. Please continue to revise this section to reflect the current status of yourbusiness. For example, this risk factor indicates that you have business relationships with more than one supplier, even though your only supplier identified in your business description is Bangkok Solar Co. If there are others, expand the business disclosure to discuss them.

Response

Please note that the Company has entered into one agreement for the supply of solar cellsand panels.  Further, the Company also relies on other suppliers for other key componentssuch as inverters.  We have revised the risk factor to state that the Company relies on the one supplier for the solar cells and panels as well as other suppliers for additional components.

Management's Discussion and Analysis, page 20

Company Description and Overview, page 20

3.     Regarding the debenture sold to Mr. Cox, please disclose the discounts and alternaterepayments, in accordance with Schedule "C" to exhibit 4.1. In addition, please disclosewhat, if any, efforts you have initiated to collect the overdue amount.

Response

We have revised the prospectus to disclose the discounts and alternate repayments andthe efforts of the Company to collect the overdue amounts.

4.           We note your response to comment 16. Disclose that the balance due on the note is$97,500.  Also explain that the company wrote down the note to $68,100 and the reasonsfor the reduction.

Response

The initial note was $97,500 and was discounted to $90,800 per schedule C of exhibit 4.1.  This implied a gain over the purchased value of assets at $79,500.  However, the Company had valued the remaining note for $68,100 (not recording any gain) as the note was payable over a 24 month period plus interest of 6% per annum and has been estimated at its fair value due to the possible discounts available on early payment.  The Company has reserved an allowance for this note in total, due to concerns of collectability and non-payment of the scheduled payments.

Business, page 25

Overview, page 25

5.           We note your response to comment 7. As you note, the agreement with Bangkok Solarcontemplates the purchase of up to 20MW during the 12-month term. Please revise theinconsistent disclosure in the last sentence, which states that you may purchase from 1 to 20 MW "on a monthly basis."

Response

We have revised to reflect throughout that the Company may purchase up to 20 MW.

MW of solar modules in the U.S. market

6.           Provide additional disclosure so potential investors can evaluate the importance of thisagreement. For example, disclose what the current market price is for one MW of solarmodules in the U.S. market.

Response

We have revised to include the requested disclosure.

Management

7.           Revise footnote (1) on page 29 and the disclosure on page 31 to disclose when Mr. Holt'ssalary started and when the 1.8 million shares were issued to him.

Response

We have made the requested changes.

Director & Officer Compensation, page 30

8.           Ensure that your biographies are accurate and complete. We note, for example, that Mr.Fann is currently president and secretary of Fundstech Corp., according to its most recentpublic filings. Also, it is not clear whether Schedule D of Exhibit 4.1 accurately identifies the director who resigned from the Envortus board. Please confirm that this director was not David Farm, or refile the exhibit with correct disclosure.

Response

We have revised the biographies where appropriate.

Schedule D clearly states that David Fann resigned as an officer and director ofEnvortus Inc.This exhibit is accurate and we do not believe there is any need to refilethis exhibit.

9.           Disclose on page 30 that the board granted David Surette one million shares in February,2008, as stated in note 11 to your interim financial statements. Also revise the beneficialownership table on page 32 to reflect the issuance.

Response

We have revised to include a statement that the 1,000,000 shares were granted to Mr. Surettein March 2008.  We have revised the financials to reflect the correct date.

Executive Compensation, page 31

10.           Please include Mr. Fann in your Summary Compensation Table. We note that he wasyour CEO during part of 2007. Include compensation paid to him for consulting fees.

Response

We have revised to include Mr. Fann in the summary compensation table.

11.           Expand the disclosure on page 31 to state the number of hours Mr. Surette works perweek and his hourly fee.

Response

We have revised the footnote to provide Mr. Surette’s hourly fee as well as his hourlytime commitment.  Please note that Mr. Surette has entered into an employmentagreement as President and CFO. The terms of the contract include an initial salary of$160,000 effective January 15, 2008 until April 15, 2008, at which time the salary is to be increased to $220,000.  Mr. Surette will be working at the Company full time going forward.

Certain Relationships and Related Transactions, page 31

12.           Expand to disclose the related party transactions described in your financial statementfootnotes.

Response

We have revised to include the disclosure.

Financial Statements, page 37

13.           The financial statement should be updated, as necessary, to comply with Rule 8-08 ofRegulation S-X at the effective date. An updated accountant's consent should be includedwith any amendment to the filing.

Response

The financial statements have been updated as requested.

Report of Independent Registered Public Accounting Firm. page 38

14.           We note the disclosure on page 23, that you will require $1,650,000 of capital funding,which will allow you to maintain operations through October 31, 2008. If true, pleaseclarify in your disclosure that you will need to raise additional cash in the next twelve months to continue your operations. Also, have your auditors provide an analysis of the mitigating factors that led them to believe in the company's ability to continue as a going concern for a reasonable period of time.  Refer to AU Section 341.

Response

Pursuant to AU Section 341, our auditors based their knowledge of relevant conditions and events that existed at or did occur prior to their auditor’s report, which was dated October 31, 2007. In connection with the consideration of conditions and events they considered negative trends such as recurring operating losses, working capital deficiencies and negative cash flows from operating activities.

As of and for the year ended July 31, 2007, they assessed our company had positive working capital totaling $219,710 and negative cash flows for the year totaling $209,309. If the company maintained its current operations, then they concluded the company had sufficient working capital to continue as a going concern for the space of twelve months. Other considerations included whether management’s plans for future operations affected the company’s ability to continue as a going concern. Since our company had no firm commitments as of the date of their report, such plans were contingent on our company’s ability to raise additional funds. Therefore, the auditors concluded that there was not a “substantial” doubt about our ability to continue as a going concern for the space of twelve months.

Note 8. Related Party Transactions, page F-10

15.           We note that the note payable to shareholders is $68,100 as of October 31, 2007. We alsonote from the disclosure on page 31, that you forgave a portion of the principal andinterest on note. Revise to disclose the amount of principal and interest forgiven and how you accounted for the forgiveness.

Response

The requested revisions have been made.

16.           In this regard, revise the balance sheet and cash flow statements to disclose the notesreceivable from officers as "Notes Receivable - Related Party."

Response

The requested revisions have been made.

Note 11. Subsequent Events, page F-l 1

17.           We note on page F-11 that you issued 1,801,000 shares to your Chief Executive Officer.Please explain if these are in addition to the 3,050,000 shares issue to employees. Reviseto clarify. If these are additional shares, revise to disclose how they were valued and recorded.

Response

The 1,801,000 shares are included it he 3.050,000 shares of stock issued to employees.We have revised to clarify.

Exhibits

18.           It appears that you have deleted the product pricing terms from paragraph 4.b. of theBangkok Solar supply agreement. Please refile the agreement in its entirety.

Response

We will be filing a confidentiality request with the SEC regarding the deletions.  Theterms that we deleted are privileged and confidential.  Commercial and financialinformation is confidential if the information would not customarily be released to thepublic by the person submitting the information to the government, and if disclosure would harm a specific interest that Congress has sought to protect.  Clearly, the disclosure of pricing information will harm the Company’s ability to compete in an effective manner in the marketplace.

***

The Company has acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700.

Sincerely,

By:	/s/ Stephen M. Fleming
Stephen M. Fleming